EXHIBIT 5.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
Galiano Gold Inc.

We, KPMG LLP, consent to the use of our report dated February 11, 2020, with respect to the consolidated financial statements of Galiano Gold Inc. (formerly Asanko Gold Inc.) which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss),  changes in equity and cash flows for each of the years in the two-year period ended December 31, 2019,  and the related notes, incorporated by reference herein and to the reference to our firm under the heading “Auditors, Transfer Agent and Registrar” in the prospectus. Our report on the consolidated financial statements refers to changes to accounting policies for leases due to the adoption of IFRS 16 – Leases.

Yours very truly,

//s// KPMG LLP

Chartered Professional Accountants

June 11, 2020
Vancouver, Canada